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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EMAGEON, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29076V 10 9

(CUSIP Number)

John R. Wynn, Esq.
Lanier Ford Shaver & Payne PC
200 West Side Square, Suite 5000
Huntsville, Alabama 35801
(256) 535-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29076V 10 9			Page 2 of 17

1.	Name of Reporting Person: SOUTHEASTERN TECHNOLOGY FUND, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1202132

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 145,814

		8.	Shared Voting Power: 3,079,160**

		9.	Sole Dispositive Power: 145,814

		10.	Shared Dispositive Power: 3,079,160**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,160**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%**

14.	Type of Reporting Person (See Instructions): PN

*	See Item 3 below
**	See Item 5 below

CUSIP No. 29076V 10 9			Page 3 of 17

1.	Name of Reporting Person: STF Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240735

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 696,073

		8.	Shared Voting Power: 3,079,160**

		9.	Sole Dispositive Power: 696,073

		10.	Shared Dispositive Power: 3,079,160**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,160**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%**

14.	Type of Reporting Person (See Instructions): PN

*	See Item 3 below
**	See Item 5 below

CUSIP No. 29076V 10 9			Page 4 of 17

1.	Name of Reporting Person: STF Partners QP II, L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240740

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 343,382

		8.	Shared Voting Power: 3,079,160**

		9.	Sole Dispositive Power: 343,382

		10.	Shared Dispositive Power: 3,079,160**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,160**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%**

14.	Type of Reporting Person (See Instructions): PN

*	See Item 3 below
**	See Item 5 below

CUSIP No. 29076V 10 9			Page 5 of 17

1.	Name of Reporting Person: STF INSTITUTIONAL PARTNERS II L.P.		I.R.S. Identification Nos. of above persons (entities only): 63-1240739

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,876,880

		8.	Shared Voting Power: 3,079,160**

		9.	Sole Dispositive Power: 1,876,880

		10.	Shared Dispositive Power: 3,079,160**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,160**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2**%

14.	Type of Reporting Person (See Instructions): PN

*	See Item 3 below
**	See Item 5 below

CUSIP No. 29076V 10 9			Page 6 of 17

1.	Name of Reporting Person: SOUTHEASTERN MANAGEMENT CO. L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 63-1201656

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: AL

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 3,079,160**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 3,079,160**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,160**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%**

14.	Type of Reporting Person (See Instructions): IA,OO (Limited Liability Company)

*	See Item 3 below
**	See Item 5 below

CUSIP No. 29076V 10 9			Page 7 of 17

1.	Name of Reporting Person: CHRIS H. HORGEN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): SC*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,011

		8.	Shared Voting Power: 3,079,160**

		9.	Sole Dispositive Power: 17,011

		10.	Shared Dispositive Power: 3,079,160**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,079,160**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.2%**

14.	Type of Reporting Person (See Instructions): IN

*	See Item 3 below
**	See Item 5 below

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 8 of 17

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”) of Emageon Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242.

Item 2. Identity and Background.

This Schedule 13D is being filed by Southeastern Technology Fund, L.P., a Delaware limited partnership (“SETF”); STF Partners II, L.P., a Delaware limited partnership (“STFP”); STF Partners QP II, L.P., a Delaware limited partnership (“STFQP”); STF Institutional Partners II, L.P., a Delaware limited partnership (“STFIP”); Southeastern Management Co., L.L.C., an Alabama limited liability company (“SMC”); and Chris H. Horgen, a director of the Issuer, an individual and resident of the State of Alabama (“Horgen”; SETF, STFP, STFQP, STFIP, SMC, and Horgen are sometimes collectively referred to as the “Reporting Persons,” each as a “Reporting Person”).

     A. Southeastern Technology Fund, L.P.

SETF’s principal business is the operation of a private equity fund. The sole general partner of SETF is Southeastern Capital Company, L.L.C., an Alabama limited liability company (“SCC”). Horgen, through Horgen One Investments, L.L.C. (“HOI”), an Alabama limited liability company, owns a 6.5% equity interest in SETF. SCC owns a 1% equity and voting interest in SETF. Horgen owns a 70% equity and voting interest in SCC. As the general partner of SETF, SCC has the authority to vote the Common Stock owned by SETF. The principal business office addresses of SETF and SCC is 207 East Side Square, Huntsville, Alabama 35801. The names of the managers of SCC, their addresses, citizenship and principal occupations are as follows:

Name and	Business		Principal Occupation
Office Held	Address	Citizenship	or Employment
Chris H. Horgen,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

Walter M. Dunkel,	3290 Northside Parkway	USA	Private Investment
Manager	Suite 840		Management
Atlanta, GA 30327

     B. STF Partners II, L.P.

STFP’s principal business in the operation of a private equity fund. The sole general partner of STFP is Southeastern Capital Company II, L.L.C., an Alabama limited liability company (“SCCII”). Horgen, through Horgen Two Investments, L.L.C., an Alabama limited liability company, owns a 2.9306% equity interest in STFP. SCCII owns a 0.9901% equity interest in STFP. As the general partner of STFP, SCCII has the authority to vote the Common Stock owned by STFP. Horgen owns a 38.5699% equity and voting interest in SCCII.

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 9 of 17

The principal business office addresses of STFP and SCCII is 207 East Side Square, Huntsville, Alabama 35801. The names of the managers of SCCII, their addresses, citizenship and principal occupations are as follows:

Name and	Business		Principal Occupation
Office Held	Address	Citizenship	or Employment
Chris H. Horgen,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

Paul Reaves,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

Emerson S. Fann,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

Tina Corley,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

P. Ramsay Battin,	3290 Northside Parkway	USA	Private Investment
Manager	Suite 840		Management
Atlanta, GA 30327

Walter M. Dunkel,	3290 Northside Parkway	USA	Private Investment
Manager	Suite 840		Management
Atlanta, GA 30327

     C. STF Partners QP II, L.P.

STFQP’s principal business is the operation of a private equity fund. The sole general partner of STFQP is SCCII. SCCII owns a 0.9901% equity in STFQP. As the general partner of STFQP, SCCII has the authority to vote the Common Stock owned by STFQP. Horgen owns a 38.5699% equity and voting interest in SCCII. The principal business office addresses of STFQP and SCCII is 207 East Side Square, Huntsville, Alabama 35801. The names of the managers of SCCII, their addresses, citizenship and principal occupations are provided on the table listed under Section B of this Item 2.

     D. STF Institutional Partners II

STFIP’s principal business is the operation of a private equity fund. The sole general partner of STFIP is SCCII. As the general partner of STFIP, SCCII has the authority to vote the Common Stock owned by STFIP. Horgen owns a 2.7775% equity interest in STFIP. SCCII, as the general partner of STFIP, owns a 0.9901% equity in STFIP. Horgen owns a 38.5699% equity and voting interest in SCCII. The principal business office addresses of STFIP and SCCII is 207 East Side Square, Huntsville, Alabama 35801. The names of the managers of SCCII, their addresses, citizenship and principal occupations are provided on the table listed under Section B of this Item 2.

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 10 of 17

     E. Southeastern Management Company, L.L.C.

SMC’s principal business is to provide investment management and administrative services to SETF, STFP, STFQP, STFIP, SCC, and SCCII. Horgen owns a 38.57% equity and voting interest in SMC. The principal business office addresses of SMC is 207 East Side Square, Huntsville, Alabama 35801. The names of the managers of SMC, their addresses, citizenship and principal occupations are as follows:

Name and	Business		Principal Occupation
Office Held	Address	Citizenship	or Employment
Chris H. Horgen,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

Paul Reaves,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

Emerson S. Fann,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

Tina Corley,	207 East Side Square	USA	Private Investment
Manager	Huntsville, AL 35801		Management

P. Ramsay Battin,	3290 Northside Parkway	USA	Private Investment
Manager	Suite 840		Management
Atlanta, GA 30327

Walter M. Dunkel,	3290 Northside Parkway	USA	Private Investment
Manager	Suite 840		Management
Atlanta, GA 30327

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. By filing this statement, each Reporting Person agrees that this statement is filed on its or his behalf.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering on February 9,2005 (the “IPO”), the Reporting Persons owned preferred stock in the Issuer that was purchased through a series of private placements. SETF owned 877,193 shares of the

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 11 of 17

Issuer’s Series B Preferred Stock and 33,404 shares of the Issuer’s Series E Preferred Stock. STFP owned 2,093,694 shares of the Issuer’s Series B Preferred Stock; 2,791,592 shares of the Issuer’s Series C Preferred Stock; and 159,523 shares of the Issuer’s Series E Preferred Stock. STFQP owned 1,032,846 shares of the Issuer’s Series B Preferred Stock; 1,377,128 shares of the Issuer’s Series C Preferred Stock; and 78,695 shares of the Issuer’s Series E Preferred Stock. STFIP owned 5,645,390 shares of the Issuers Series B Preferred Stock; 7,527,186 shares of the Issuer’s Series C Preferred Stock; and 430,134 shares of the Issuer’s Series E Preferred Stock. Horgen through his ownership of HOI, owned 105,263 shares of the Issuer’s Series B Preferred Stock. The funds used to purchase the shares of the Issuer’s Series B, Series C, and Series E Preferred Stock were received by SETF, STFP, STFQP, and STFIP as capital contributions by their respective members, except that the Series B Preferred Stock purchase by HOI was purchased with capital contribution from Horgen and its other members. None of the funds were borrowed, and the shares were acquired for investment purposes only. None of SETF, STFP, STFQP, or STFIP were formed for the specific purpose of investing in the securities of the Issuer.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Common Stock is for investment, and the acquisition of the Common Stock was a result of the conversion of Preferred Stock triggered by the Issuer’s IPO. The acquisition of the Common Stock was not made for the purpose of acquiring control of the Issuer.

The Series B, Series C, and Series E Preferred Stock of the Issuer was converted automatically into Common Stock at the close of the Issuer’s IPO. Fractional shares were paid out in cash. After the conversion of the Preferred Stock into Common Stock, the Reporting Persons respectively owned the number of shares of Common Stock as set forth in Item 5 below.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Horgen is a director of the Issuer and will have confidential information concerning the operations and plans of the Issuer. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j),

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 12 of 17

inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) and (b): According to the Issuer, there were 19,632,996 shares of Common stock issued and outstanding as of February 9, 2005. Based on such information, after taking into account the conversion of the Series B, Series C and Series E Preferred Stock of the Issuer into Common Stock, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

	Number of Shares	Percentage of
Reporting Person	Common Stock	Outstanding Shares
(i) Chris H. Horgen	17,011	0.0672%
(ii) SETF	145,814	0.5757%
(iii) STFP	696,073	2.7482%
(iv) STFQP	343,382	1.3557%
(v) STFIP	1,876,880	7.4101%
(vi) SMC	-0-	0%

Although Horgen, SMC, SCC and SCCII are joining in this Schedule 13D as a Reporting Person, the filing of this Schedule 13D shall not be construed as an admission that they or any of the other members or managers of the Reporting Persons are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by STEF, STFP, STFIP and STFQP, except to the extent of their respective proportionate pecuniary interests therein.

(c): Except for the conversion of the Series B, Series C, and Series E Preferred Stock into Common Stock as described in Item 5, there were no other reportable transactions effected during the past sixty days.

(d) and (e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in response to Items 3 and 4 of this Schedule 13D is incorporated herein by reference. In addition, in connection with the IPO, Horgen agreed with the underwriters of the IPO that they would not, without the prior written consent of the managing underwriter, directly or indirectly, offer, sell or otherwise dispose of any Common Stock, or any securities that may be converted into or exchanged or exercised for any Common Stock, for a period of at least 180 days from February 9, 2005

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 13 of 17

(subject to certain limited exceptions).

Except as described in Schedule 13D and as previously noted above regarding the Reporting Persons, SCC, SCCII and SMC’s voting and investment power over the shares of Common Stock held by SETF, STFP, STFIP, and STFQP are held by them for the benefit of their respective partners, there are no contracts, agreements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit A — Joint Filing Undertaking

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 14 of 17

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2005

Southeastern Technology Fund, L.P.

By:	Southeastern Capital Company, L.L.C.,
Its general partner

	By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Partners II, L.P.

By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Partners QP II, L.P.

By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Institutional Partners II, L.P.

By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 15 of 17

Southeastern Management Company, L.L.C.

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

/s/ CHRIS H. HORGEN

Chris H. Horgen

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 16 of 17

Exhibit A
Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule 13D jointly on behalf of such party.

Dated: February 18, 2005

Southeastern Technology Fund, L.P.

By:	Southeastern Capital Company, L.L.C.,
Its general partner

	By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Partners II, L.P.

By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Partners QP II, L.P.

By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

STF Institutional Partners II, L.P.

By:	Southeastern Capital Company II, L.L.C.,
Its general partner

	By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

CUSIP NO. 29076V 10 9	SCHEDULE 13D	Page 17 of 17

Exhibit A
(Cont’d)

Southeastern Management Company, L.L.C.

By:	/s/ CHRIS H. HORGEN

Chris H. Horgen,
Manager

/s/ CHRIS H. HORGEN

Chris H. Horgen